Upon notice duly given, a special meeting of shareholders for California Limited-Term Municipal Fund (the "Fund") was held on June 16, 2006, for the purpose of voting on the merger of the Fund into CTFR Limited-Term Portfolio, a series of Calvert Tax-Free Reserves. With regard to the item being voted, the merger was approved with the following votes:

California Limited-Term Municipal Fund:
Affirmative:	190,010,546.040
Against:	10,651,531.230
Abstain:	2,702,709.980